SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 February 2007

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 20 February 2007
* Print the name and title of the signing officer under his signature

Media Release	Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For release:  20 February 2007

ANZ agrees to acquire Citizens Security Bank
in Guam

ANZ today announced it has reached agreement to acquire Citizens Security Bank (CSB) in Guam, for approximately US$25 million.

The acquisition of CSB is part of ANZ’s strategy to further develop ANZ’s leading position in retail and commercial banking in the Pacific.

ANZ Managing Director, Pacific, Mr Mike Guerin said the acquisition of Citizens Security Bank would extend ANZ’s presence in the region into the North Pacific for the first time and help expand the range of financial services available to customers in Guam.

“This move adds to our growth strategy in the Pacific - organically in our existing markets and through expansion into new geographies,” Mr Guerin said.

“We are pleased to have been able to reach agreement with a bank of CSB’s quality and the investment reflects our confidence in the future of Guam and the Pacific region.”

CSB is a community bank which operates four branches in Guam and has assets in excess of US$139 million.  It has experienced strong growth since it incorporated in 1990.

“We believe there is considerable potential to further develop retail and small business banking services available in Guam and to develop trade and investment flows between Guam, other Pacific countries, Asia, Australia and New Zealand where we have a leading presence,” Mr Guerin said.

CSB Chairman, Mr Kurt Moylan said CSB was pleased to have found a bank like ANZ that is committed to continuing to provide quality customer service.

“We will have the ability to expand the range of products and services available to customers by leveraging ANZ’s experience across the Pacific region and their willingness to invest in growing the business,” Mr Moylan said.

ANZ is the leading bank in the Pacific employing more than 1500 people, with 48 branches in 11 countries including American Samoa, Cook Islands, Fiji, Kiribati, New Caledonia, Papua New Guinea, Samoa, Solomon Islands, Vanuatu and Tonga and Timor Leste.

The acquisition will involve an ANZ subsidiary acquiring all the outstanding shares of CSB’s holding company, Citizens Bancorp, and is subject to shareholder and regulatory approval.

For media enquiries, contact:

Mairi Barton

Senior Manager, Media Relations

Phone:  +61 3 9273 6190 or +409 655 551

Email: bartonm4@anz.com

About Citizens Security Bank

Citizens Security Bank (Guam) Inc. (CSB) is a locally-owned community bank incorporated in 1990.  CSB employs 67 staff.  The bank is insured and regulated by the Federal Deposit Insurance Corporation (FDIC).

CSB operates from four branches in Hagatna, Harmon, Dededo and Tamuning.  It primarily funds local real estate and commercial loans.  CSB accounts for 6% of total Guam commercial bank loans and 7% of total deposits.  Its main competitors are Bank of Guam, First Hawaiian Bank, Bank of Hawaii and Citibank.

The bank has demonstrated its ability to compete effectively by its designation as the number one SBA lender in Guam for three years in a row.

About Guam

Guam is an organised, unincorporated territory of the United States situated in the North Pacific Ocean with a population of 171,019 at July 2006.  GDP (purchasing power parity) was approximately $2.5 billion in 2005.  The Guam economy depends largely on United States military spending and tourism. Total United States grants, wage payments and procurement outlays amounted to $1.3 billion in 2004. Over the past 30 years, the tourism industry has grown to become the largest income source after national defence.  More than 1.8 million tourists visited Guam in 2005.

Guam receives large transfer payments from the United States Federal Treasury into which the people of Guam pay no income or excise taxes.  The currency in Guam is the US dollar (USD) and exchange rates are based on the USD as well.  The fiscal year runs from 1 October to 30 September.

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